# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 5E Advanced Materials, Inc., CIK 0001888654
CUSIP: 33830Q109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Date of event which requires filing of this statement: 01/14/2025
Amends the filing with accession number 0001193125-23-291725
Filed by CIK 0001942819
Persons authorized to receive notices and communications: Jonathan Siegler, 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344, (442) 221-0225

## Reporting persons
- Bluescape Energy Partners IV GP LLC (CIK 0001942819): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 53,109,194; sole dispositive power 0; shared dispositive power 53,109,194; aggregate amount beneficially owned 53,109,194 (43.5% of the class)
  Comment: For Box 8 and 10
  Represents 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes.
  
  For Box 13
  Calculated based on 68,890,725 shares of Common Stock outstanding as of December 17, 2024, as reported in the Issuer's Definitive Proxy Statement on Form DEF 14A, filed on December 26, 2024, as increased by the 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.
- BEP Special Situations IV LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 53,109,194; sole dispositive power 0; shared dispositive power 53,109,194; aggregate amount beneficially owned 53,109,194 (43.5% of the class)
  Comment: For Box 8 and 10
  Represents 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes.
  
  For Box 13
  Calculated based on 68,890,725 shares of Common Stock outstanding as of December 17, 2024, as reported in the Issuer's Definitive Proxy Statement on Form DEF 14A, filed on December 26, 2024, as increased by the 53,109,194 shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Notes beneficially owned by the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: 5E Advanced Materials, Inc.
Address of issuer's principal executive offices: 9329 Mariposa Road, Suite 210, Hesperia, California (CA), 92344
Comment: This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 8, 2023, as amended by Amendment No. 1 filed with the SEC on January 22, 2024, Amendment No. 2 filed with the SEC on June 13, 2024, Amendment No. 3 filed with the SEC on August 27, 2024 and Amendment No. 4 filed with the SEC on September 18, 2024 (together, the "Original Schedule 13D"), relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of 5E Advanced Materials, Inc. (the "Issuer") whose principal executive office is located at 9329 Mariposa Road, Suite 210, Hesperia, CA 92344. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 5 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On January 14, 2025, BEP Special Situations IV LLC ("BEP SS IV") purchased $2,500,000 in aggregate principal amount of additional senior secured convertible notes (the "Additional Convertible Notes") pursuant to that certain Amendment No. 4 to the Amended and Restated Note Purchase Agreement, dated January 14, 2025 (the "NPA Fourth Amendment"), by and among the Issuer, Ascend Global Investment Fund SPC for and on behalf of Strategic SP ("Ascend"), BEP SS IV and the other parties thereto. The terms of the Additional Convertible Notes are substantially similar to the Convertible Notes (together with the Additional Convertible Notes, the "Notes"). All or any portion of the Notes may be converted at BEP SS IV's election at any time prior to the close of business on the business day immediately preceding August 15, 2028. The 12,161,865 and 40,947,329 shares of Common Stock reported as underlying the Additional Convertible Notes and the Convertible Notes, respectively, reflect the maximum number of shares of Common Stock BEP SS IV would receive assuming the Issuer pays all accrued interest in kind until maturity.

In addition, on January 14, 2025, in connection with certain restructuring and recapitalization transactions with respect to the Issuer's capital structure (collectively, the "Transaction"), the Issuer entered into a Restructuring Support Agreement (the "Restructuring Support Agreement"), with BEP SS IV and Ascend. Pursuant to the terms of the Restructuring Support Agreement, the parties to the Restructuring Support Agreement agreed to implement the Transaction either as: (i) an out of court restructuring transaction (the "Out of Court Restructuring"); or (ii) to the extent that the terms of or the conditions precedent to the Out of Court Restructuring cannot be timely satisfied or waived, then as voluntary pre-packaged cases under chapter 11 of title 11 of the United States Code pursuant to a pre-packaged plan of reorganization.

In connection with entry into the Restructuring Support Agreement, the Issuer, BEP SS IV and Ascend entered into (i) an exchange agreement (the "Exchange Agreement"), providing for the conversion of all of the Notes into Common Stock at the closing of the Out of Court Restructuring, (ii) the Fourth Amended and Restated Investor and Registration Rights Agreement (the "Fourth A&R IRRA"), providing customary registration rights and increasing the board designation right held by each of Ascend and BEP from one director to two directors at the closing of the Out of Court Restructuring and (iii) a Securities Subscription Agreement (the "Securities Subscription Agreement") with BEP SS IV, Ascend and the other parties thereto. Pursuant to the terms of the Securities Subscription Agreement, upon the closing of the Out of Court Restructuring, each of BEP SS IV and Ascent will purchase (A) $2,500,000 of shares of Common Stock and (B) up to $10 million of common stock purchase warrants.

The Notes continue to be held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase shareholder value, Issuer operations, governance and control, and other matters related to the Issuer. Depending on market conditions and other factors (including consummation of the Out of Court Restructuring on the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional or all securities of the Issuer or dispose of all or a portion of their investment in the Issuer. Although the foregoing reflects activities presently contemplated by such persons with respect to the Issuer, the foregoing is subject to change at any time.

The descriptions of the Restructuring Support Agreement, the NPA Fourth Amendment, the Exchange Agreement, the Fourth A&R IRRA the Securities Subscription Agreement, and the Notes in this Item 4 are not intended to be complete and each is qualified in its entirety by such agreement (or the form of such agreement, where applicable) filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Amendment No. 5 are incorporated by reference into this Item 5(a).

As of the date of this Amendment No. 5, the Reporting Persons beneficially own an aggregate of 53,109,194 shares of Common Stock, which is comprised of (i) 40,947,329 shares of Common Stock underlying the Convertible Notes and (ii) 12,161,865 shares of Common Stock underlying the Additional Convertible Notes, each as beneficially owned by the Reporting Persons and assuming Issuer pays all accrued interest on the Convertible Notes and the Additional Convertible Notes in kind until maturity. The Reporting Persons' beneficial ownership represents approximately 43.5% of the outstanding shares of the Common Stock, based on 68,890,725 shares of Common Stock outstanding as of December 17, 2024, as reported in the Issuer's Definitive Proxy Statement on Form DEF 14A, filed on December 26, 2024, as adjusted to include the shares of Common Stock issuable upon conversion of the outstanding principal of and paid-in-kind interest accrued on the Convertible Notes and the Additional Convertible Notes beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

The information set forth in rows (7) through (10) of the cover pages of this Amendment No. 5 are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

Except as otherwise set forth in Item 4 of this Amendment No. 5, none of the Reporting Persons has effected any transaction in Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

On January 14, 2025, BEP SS IV, Ascend and the other parties thereto executed the NPA Fourth Amendment, the Restructuring Support Agreement, the Securities Subscription Agreement, the Exchange Agreement and the Fourth A&R IRRA, as summarized in Item 4 of this Amendment No. 5, which is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 14. Restructuring Support Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 15. Amendment No. 4 to the Amended and Restated Note Purchase Agreement (incorporated by reference to Exhibit 10.6 of the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 16. Securities Subscription Agreement (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 17. Fourth Amended and Restated Investor and Registration Rights Agreement (incorporated by reference to Exhibit 10.5 of the Issuer's Current Report on Form 8-K filed on January 14, 2025).

Exhibit 18. Exchange Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed on January 14, 2025).

## Signatures
- Bluescape Energy Partners IV GP LLC: /s/ Jonathan Siegler, Authorized Signatory (01/15/2025)
- BEP Special Situations IV LLC: /s/ Jonathan Siegler, Authorized Signatory (01/15/2025)